SO
2/9/04

04001353

SECURI.... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 ROUTE 209
(No. and Street)

WAWARSING (City) | NEW YORK (State) | 12489 (Zip Code)

RECEIVED FEB 05 2004 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN S. TULLY (845) 647-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVY & TULLY, CPA'S
(Name – *if individual, state last, first, middle name*)

2 ELTING COURT-4th FLOOR (Address) | ELLENVILLE (City) | NEW YORK (State) | 12428 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PHILIP COOMBE, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COOMBE FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

CATHERINE COOMBE BENDER
Notary Public, State of New York
No. 01BE5048653
Qualified in Sullivan County
Commission Expires Sept. 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) *A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

Board of Directors
Coombe Financial Services, Inc.
6872 Route 209
Wawarsing, New York 12489

Independent Auditor's Report

Dear Board Members:

In accordance with your request, we audited your books and records as at December 31, 2003 and 2002 and have prepared a response to the Securities and Exchange Commission questionnaire Form X-17A-5-Part 11A.

We conducted our audit in accordance with generally accepted auditing standards, including a review of the accounting system, internal controls and procedures for safe-guarding securities. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During our audit of the books and records of Coombe Financial Services, Inc., we found no material inadequacies to exist for the year ended December 31, 2003 and the period beginning September 1, 2001 to December 31, 2002.

As described in Note 1, these financial statements were prepared on the basis of accounting the Company uses for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the accompanying report represents fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and the period beginning September 1, 2001 to December 31, 2002 in conformity on the basis of accounting described in Note 1.

LEVY & TULLY

Levy + Tully

January 22, 2004

ajc
Finls2003/CoombeFinancialService2003

Coombe Financial Services, Inc.

Balance Sheet

As of December 31, 2003 and 2002

ASSETS

	2003	2002
Current assets		
Cash	$ 22,407	$ 27,208
Fixed assets net of accumulated depreciation	5,493	-0-
Other assets		
Investment NASDAQ Common Stock	7,400	9,800
Deposit Receivable	73	73
Total other assets	7,473	9,873
Total assets	$ 35,373	$ 37,081

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities		
Notes payable	3,300	3,300
Stockholders' equity		
Capital stock	5,000	5,000
Paid-in surplus	24,163	24,163
Retained earnings	2,910	4,618
Total stockholders' equity	32,073	33,781
Total liabilities and stockholders' equity	$ 35,373	$ 37,081

Coombe Financial Services, Inc.
Statements of Changes in Retained Earnings
For the year ended December 31, 2003 and
For the period September 1, 2001 to December 31, 2002

	2003	2002
Retained earnings - as of the beginning of the period	$ 4,618	$ 1,405
Net profit for the year - Exhibit "C"	692	3,213
Unrealized loss on securities	(2,400)	-0-
Retained earnings - as of December 31	$ 2,910	$ 4,618

See accountants' audit report

Coombe Financial Services, Inc.

Income Statement

For the Year Ended December 31, 2003 and

For the period September 1, 2001 to December 31, 2002

	Year Ended 2003	Prior Period 2001-2002
Income		
Revenue from sale of investment shares	201,313	258,973
Fees for account supervision	-0-	350
Other revenue	131,845	150,701
Total Income	$ 333,158	$ 410,024
Expense		
Salaries and costs for officers	111,093	$ 99,086
Other employee compensation and benefits	96,964	162,242
Regulatory fees and expenses	3,262	3,392
Other expenses	121,147	142,091
Total expenses	332,466	406,811
Net Income (loss)	$ 692	$ 3,213

Coombe Financial Services, Inc.

Statements of Changes in Cash Flows

For the Year Ended December 31, 2003 and

For the period September 1, 2001 to December 31, 2002

Operating activities:		
Net income	$ 692	$ 3,213
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	856	-0-
	1,548	
Additional adjustments		
Increase in other assets	-0-	-0-
Increase in other liabilities	-0-	-0-
Net cash (used in) provided by operating activities	1,548	3,213
Investing Activities: Fixed asset additions	(6,349)	-0-
Financing Activities:	-0-	-0-
(Decrease) increase in cash and cash equivalents	(4,801)	3,213
Cash and cash equivalents at beginning of year	27,208	23,995
Cash and cash equivalents at end of year	$ 22,407	$ 27,208

See accountants' audit report

Coombe Financial Services, Inc.
Notes to the Financial Statements
December 31, 2003

NOTE 1 Summary of Significant Accounting Policies

General

Coombe Financial Services, Inc. ("the Company") is registered as a broker and dealer of securities pursuant to Section 17 of the Securities Exchange Act of 1934.

Revenue Recognition

The Company records commissions and the related expenses from mutual fund transactions on a cash basis.

Modified Cash-Basis Financial Statements

The Company prepares its financial statements on the cash basis. Under this basis, revenues are recognized when collected rather then when earned, and expenses are recognized when paid rather than when incurred. Consequently, accounts receivable due for commissions and amounts due vendors and suppliers at December 31, 2003 and 2002 are not included in the financial statements.

Investments

Investments are carried at the lower of cost or market.

Fixed Assets

Fixed assets are recorded at cost, and depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense as incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Coombe Financial Services, Inc.
Notes to the Financial Statements
December 31, 2003

Income Taxes

The Company is an "S" Corporation, in which the individual stockholder reports all income on his personal income tax returns. Therefore, there is no federal taxes at the corporate level.

NOTE 2 Investments

800 shares of the NASDAQ Stock Market, Inc. are recorded at cost less unrealized loss on market value.

NOTE 3 Fixed Assets

Consist of office equipment with original cost of $ 7,850 and accumulated depreciation of $ 2,357.

NOTE 4 Notes Payable

This is an obligation to a third party, which is secured by 300 shares of the NASDAQ Stock Market, Inc. (See Note 2)

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

January 22, 2004

To Whom It May Concern:

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc. and included in the unaudited Part 11A FOCUS Report as of December 31, 2003.

We note that there are no material differences between the two computations.

LEVY & TULLY

Levy + Tully

:ajc
CoombeFinancialService2003